UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Alco Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001600105

(CUSIP Number)

Luis Chang

c/o Everbright Development Overseas, Ltd.

110 Wall Street, 11th Floor

New York, NY 10005-3198

(212) 804-5725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 3 (“Amendment No. 3”) relates to the shares (“Shares”) of the $.0001 par value common stock of Alco Stores, Inc., a Kansas corporation (“Issuer”). This Amendment No. 3 is filed jointly on behalf of (a) Everbright Development Overseas, Ltd., a British Virgin Islands corporation (“Everbright”), (b) Luis Chang, and (c) Mai Wong to amend and supplement the Items set forth below in the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended on August 15, 2013, and as further amended on August 27, 2013 (the “Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. All capitalized terms used and not expressly defined herein shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is filed to amend Items 4 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On August 23, 2013, Everbright submitted to the Issuer’s Board of Directors (“Board”) a proposal ("Acquisition Proposal") to acquire 100% of the Issuer’s outstanding Shares at $14.30 per share in cash in a statutory merger transaction (the “Merger”). On August 27, 2013, the Issuer informed Everbright that the Board determined that Everbright is an “Excluded Party,” as that term is defined under the Agreement and Plan of Merger dated July 25, 2013, among the Issuer, Mallard Parent, LLC and M Acquisition Corporation (the “Argonne Agreement”).

On August 28, 2013, Everbright submitted a letter (the “Supplemental Letter”) to the Board reconfirming the Acquisition Proposal and providing certain changes with respect to the financing of the Merger and certain escrow arrangements to be entered into contemporaneously with the execution of a definitive merger agreement. The Reporting Persons believe that the Acquisition Proposal, as modified and clarified by the Supplemental Letter, constitutes a “Superior Proposal” under the Argonne Agreement.

A true and complete copy of the Supplemental Letter is filed as Exhibit 7.03 to this Amendment No. 3 and the complete text thereof is incorporated in this Item 4 by such reference.

Except as expressly set forth in this Amendment No. 3, the Reporting Persons have no present plans, agreements, contracts, arrangements, understandings or commitments regarding any of the actions or matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01	Joint Filing Agreement dated as of May 9, 2013 by and among Everbright Development Overseas, Ltd., Luis Chang, and Mai Wong (Previously filed as an exhibit to the Schedule 13D).

7.02	Letter dated August 23, 2013 from Everbright Development Overseas, Ltd. to Mr. Royce Winsten, Chairman of the Board of ALCO Stores, Inc. (Previously filed as an exhibit to the Schedule 13D).

7.03	Letter dated August 28, 2013 from Everbright Development Overseas, Ltd. to the Board of Directors of ALCO Stores, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everbright Development Overseas, Ltd., A British Virgin Islands Corporation

Date: August 28, 2013	By:	/s/ Mai Wong
Mai Wong, Chairman of the Board

Date: August 28, 2013		/s/ Luis Chang
Luis Chang, an individual

Date: August 28, 2013		/s/ Mai Wong
Mai Wong, an individual

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